UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CALIFORNIA COASTAL COMMUNITIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.05 PER SHARE

(Title of Class of Securities)

129915203

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(203) 869-9191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 129915203	13D/A	Page 2 of 12 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 951,548
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 951,548
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 951,548
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Schedule 13D is based on 10,161,462 shares of Common Stock outstanding, as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 5, 2006.

CUSIP No. 129915203	13D/A	Page 3 of 12 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 951,548
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 951,548
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 951,548
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 129915203	13D/A	Page 4 of 12 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 960,236
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 960,236
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 960,236
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 129915203	13D/A	Page 5 of 12 pages

Item 1. Security and Issuer.

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D as filed on April 26, 2006 and amended on May 9, 2006 (the “Schedule 13D”), with respect to the shares of Common Stock, par value $0.05 per share (the “Shares”), of California Coastal Communities, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

CUSIP No. 129915203	13D/A	Page 6 of 12 pages

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to acquire the Shares was $20,722,504.38. Each of the Funds and Mr. MacLean used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4. Purpose of Transaction.

This Schedule 13D is being filed pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934. The Reporting Persons have previously filed a Schedule 13G on September 22, 2003, as amended on February 12, 2004, February 7, 2005 and February 14, 2006, to report the acquisition of the Shares. On April 26, 2006, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “April 26th Letter”). A copy of the April 26th Letter is attached to the Schedule 13D as Exhibit A and is incorporated herein by reference. On June 26, 2006, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “June 26th Letter”). A copy of the June 26th Letter is attached hereto as Exhibit B and is incorporated herein by reference. In addition, on June 26, 2006, the Reporting Persons issued a press release related to the June 26th Letter, a copy of which is attached hereto as Exhibit C and is incorporated herein by reference.

In connection with the foregoing, and as may be appropriate from time to time depending on the course of discussions with the Issuer or other actions taken by the Issuer, the Reporting Persons will consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of additional Shares; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in the first paragraph of this Item 4 of Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of the Schedule 13D.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of this Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., Silvercrest Real Estate Fund (International), Silvercrest Real Estate Fund, Mercury Real Estate Securities Fund LP, Mercury Real Estate Securities Offshore Fund, Ltd., Silvercreek SAV LLC, Mercury Targeted Securities Fund LP, Panther Partners LLC and Mr. MacLean owned directly 187,300; 47,565; 153,852; 27,708; 25,053; 48,387; 64,839; 370,944; 25,900 and 8,688 Shares, respectively, representing approximately 1.8%; 0.5%; 1.5%; 0.3%; 0.3%; 0.5%; 3.7%; 0.3% and 0.1% respectively, of the 10,161,462 shares of Common Stock, par value $0.05 per share, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Advisors, in its capacity as investment advisor of the Funds, may be deemed to be the beneficial owner of 951,548 Shares, constituting 9.4% of the 10,161,462 shares of Common Stock, par value $0.05 per share, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. Jarvis, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 951,548 Shares, constituting 9.4% of the 10,161,462 shares of Common Stock, par value $0.05 per share, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. MacLean, in his capacity as a Managing Member of Advisors with respect to Shares held by the Funds and individually with respect to Shares held by him directly, may be deemed to be the beneficial owner of 960,236 Shares, constituting 9.5% of the 10,161,462 shares of Common Stock, par value $0.05 per share, of the Issuer outstanding as reported in publicly available information.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit D attached hereto and is incorporated herein by reference.

(d) Not applicable.

CUSIP No. 129915203	13D/A	Page 7 of 12 pages

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Letter to the Board of Directors of California Coastal Communities, Inc., dated April 26, 2006.**

Exhibit B	Letter to the Board of Directors of California Coastal Communities, Inc., dated June 26, 2006.

Exhibit C	Press Release, dated June 26, 2006.

Exhibit D	Schedule of Transactions.

Exhibit E	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

*	Filed with the Schedule 13G on September 22, 2003.
**	Filed with the Schedule 13D on April 26, 2006.

CUSIP No. 129915203	13D/A	Page 8 of 12 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: June 27, 2006	MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ Malcolm F. MacLean IV Signature

/s/ David R. Jarvis Signature

CUSIP No. 129915203	13D/A	Page 9 of 12 pages

EXHIBIT INDEX

Exhibit A	Letter to the Board of Directors of California Coastal Communities, Inc., dated April 26, 2006.**

Exhibit B	Letter to the Board of Directors of California Coastal Communities, Inc., dated June 26, 2006.

Exhibit C	Press Release, dated June 26, 2006.

Exhibit D	Schedule of Transactions.

Exhibit E	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

*	Filed with the Schedule 13G on September 22, 2003.
**	Filed with the Schedule 13D on April 26, 2006.

CUSIP No. 129915203	13D/A	Page 10 of 12 pages

Exhibit B

MERCURY REAL ESTATE ADVISORS LLC

100 Field Point Road

Greenwich, Connecticut 06830

June 26, 2006

Board of Directors

California Coastal Communities, Inc.

6 Executive Circle, Suite 250

Irvine, CA 92614

Gentlemen:

As one of the largest shareholders of California Coastal Communities, Inc. (“CALC” or the “Company”) and a long-time supporter of the Company, we are deeply disturbed by the intransigence of both management and the Board with regard to the Bolsa Chica project. Their unwillingness to seriously pursue a sale of Bolsa Chica, or instead the entire Company, has eliminated all confidence we previously had in management and the Board’s commitment to maximizing value for shareholders. Management simply cannot resist the temptation of personally pursuing the overly ambitious project of developing Bolsa Chica, even though this plan is fraught with obvious risk given their lack of experience in handling projects of such magnitude.

As an expression of our gross dissatisfaction with management’s corporate strategy, we have voted against the proposed slate of Directors and the Company’s stock option plan proposal in the proxy. It is glaringly obvious that the Company needs to immediately remove those Directors who, having become quite comfortable in their positions, are no longer able to provide an objective view independent from management as to the best strategy to maximize value for shareholders. The Company has an unusually small, four-member Board of Directors, with one member being the Chief Executive Officer. The complete lack of financial commitment and alignment with shareholders by two of those non-management Directors - a majority of the independent Directors - is painfully obvious, as is their close personal relationship with the CEO. Mssrs. Sabin and Burnaman have both been Directors since September 1997 - yet, Mr. Burnaman owns a grand total of 2,250 shares (1,250 shares acquired as a result of exercising stock options and only 1,000 shares purchased directly) while Mr. Sabin only owns 4,000 shares (not including options granted by the Company). It is clear we are in desperate need of new Board members that will infuse the Company with fresh thinking and a new, wholly independent perspective.

We also reiterate that CALC should immediately hire a first-tier investment bank to pursue a sale of either Bolsa Chica or the entire Company. We remain convinced that a buyer would be willing to pay at least $300 – $350 million today for Bolsa Chica, which equates to approximately $30 – $35 per share, and a minimum of $40 – $45 per share to purchase the entire Company. While there is a possibility that an additional $10 – $12 per share of value could be created if management independently develops Bolsa Chica over a four-year period, we believe the significant execution risk outweighs the present value of future development profits. It is imperative that the Board and management disabuse themselves of any ego-driven desire to single-handedly undertake the Bolsa Chica project and recognize that the most value for shareholders on a present value, risk-adjusted basis is created through an immediate sale of such property.

Sincerely,

MERCURY REAL ESTATE ADVISORS LLC

/s/ David R. Jarvis	/s/ Malcolm F. MacLean IV
David R. Jarvis	Malcolm F. MacLean IV
Chief Executive Officer	President

CUSIP No. 129915203	13D/A	Page 11 of 12 pages

Exhibit C

FOR IMMEDIATE RELEASE

MERCURY VOTES AGAINST BOARD AND STOCK

OPTION PLAN

GREENWICH, CT, June 26, 2006 — Mercury Real Estate Advisors LLC, an affiliate of Mercury Partners LLC, a real estate investment management company based in Greenwich, CT, sent the following letter today to California Coastal Communities, Inc.’s (NASDAQ: CALC) Board of Directors.

MERCURY REAL ESTATE ADVISORS LLC

100 Field Point Road

Greenwich, Connecticut 06830

June 26, 2006

Board of Directors

California Coastal Communities, Inc.

6 Executive Circle, Suite 250

Irvine, CA 92614

Gentlemen:

As one of the largest shareholders of California Coastal Communities, Inc. (“CALC” or the “Company”) and a long-time supporter of the Company, we are deeply disturbed by the intransigence of both management and the Board with regard to the Bolsa Chica project. Their unwillingness to seriously pursue a sale of Bolsa Chica, or instead the entire Company, has eliminated all confidence we previously had in management and the Board’s commitment to maximizing value for shareholders. Management simply cannot resist the temptation of personally pursuing the overly ambitious project of developing Bolsa Chica, even though this plan is fraught with obvious risk given their lack of experience in handling projects of such magnitude.

As an expression of our gross dissatisfaction with management’s corporate strategy, we have voted against the proposed slate of Directors and the Company’s stock option plan proposal in the proxy. It is glaringly obvious that the Company needs to immediately remove those Directors who, having become quite comfortable in their positions, are no longer able to provide an objective view independent from management as to the best strategy to maximize value for shareholders. The Company has an unusually small, four-member Board of Directors, with one member being the Chief Executive Officer. The complete lack of financial commitment and alignment with shareholders by two of those non-management Directors - a majority of the independent Directors - is painfully obvious, as is their close personal relationship with the CEO. Mssrs. Sabin and Burnaman have both been Directors since September 1997 - yet, Mr. Burnaman owns a grand total of 2,250 shares (1,250 shares acquired as a result of exercising stock options and only 1,000 shares purchased directly) while Mr. Sabin only owns 4,000 shares (not including options granted by the Company). It is clear we are in desperate need of new Board members that will infuse the Company with fresh thinking and a new, wholly independent perspective.

We also reiterate that CALC should immediately hire a first-tier investment bank to pursue a sale of either Bolsa Chica or the entire Company. We remain convinced that a buyer would be willing to pay at least $300 – $350 million today for Bolsa Chica, which equates to approximately $30 – $35 per share, and a minimum of $40 – $45 per share to purchase the entire Company. While there is a possibility that an additional $10 – $12 per share of value could be created if management independently develops Bolsa Chica over a four-year period, we believe the significant execution risk outweighs the present value of future development profits. It is imperative that the Board and management disabuse themselves of any ego-driven desire to single-handedly undertake the Bolsa Chica project and recognize that the most value for shareholders on a present value, risk-adjusted basis is created through an immediate sale of such property.

Sincerely,

MERCURY REAL ESTATE ADVISORS LLC

/s/ David R. Jarvis	/s/ Malcolm F. MacLean IV
David R. Jarvis	Malcolm F. MacLean IV
Chief Executive Officer	President

CUSIP No. 129915203	13D/A	Page 12 of 12 pages

Exhibit D

Mercury Special Situations Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
03/23/2006	(1,090.00)	36.878
03/24/2006	(3,044.00)	36.907
03/27/2006	(4,182.00)	36.779
03/27/2006	(4,049.00)	36.679
03/27/2006	(4,836.00)	36.679
5/8/2006	34,300.00	36.697

Mercury Special Situations Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
04/03/2006	(326.00)	36.990
5/8/2006	47,300.00	36.697

Silvercrest Real Estate Fund (International)

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
03/23/2006	(853.00)	36.878
03/24/2006	(2,382.00)	36.907
03/27/2006	(3,274.00)	36.779
03/27/2006	(3,170.00)	36.679
03/27/2006	(5,413.00)	36.679
03/28/2006	(10,313.00)	36.834
03/29/2006	(5,745.00)	36.688
04/03/2006	(1,625.00)	36.899
04/04/2006	(1,354.00)	36.749
04/05/2006	(2,707.00)	36.813
04/06/2006	(400.00)	36.749
04/10/2006	(7,200.00)	36.653
04/12/2006	(5,200.00)	36.488
04/13/2006	(2,400.00)	36.452
5/8/2006	23,800.00	36.697
5/8/2006	32,036.00	36.950

	Silvercrest Real Estate Fund

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
03/23/2006	(156.00)	36.878
03/24/2006	(436.00)	36.907
03/27/2006	(599.00)	36.779
03/27/2006	(581.00)	36.679
03/27/2006	(990.00)	36.679
03/28/2006	(1,884.00)	36.834
03/29/2006	(1,046.00)	36.688
04/03/2006	(385.00)	36.899
04/04/2006	(321.00)	36.749
04/05/2006	(643.00)	36.813
04/06/2006	(100.00)	36.749
04/10/2006	(1,300.00)	36.653
04/12/2006	(1,000.00)	36.488
04/13/2006	(500.00)	36.452
5/8/2006	4,300.00	36.697
5/8/2006	5,795.00	36.950

Mercury Real Estate Securities Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
04/06/2006	(76.00)	36.749

Mercury Real Estate Securities Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
03/20/2006	194.00	37.710
03/24/2006	2,000.00	36.963
04/06/2006	(200.00)	36.749

	Silvercreek SAV LLC

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
03/23/2006	(352.00)	36.878
03/24/2006	(982.00)	36.907
03/27/2006	(1,350.00)	36.779
03/27/2006	(1,306.00)	36.679
03/27/2006	(2,234.00)	36.679
03/28/2006	(4,256.00)	36.834
03/29/2006	(2,374.00)	36.688
04/03/2006	(139.00)	36.990
04/03/2006	(719.00)	36.899
04/04/2006	(599.00)	36.749
04/05/2006	(1,198.00)	36.813
04/06/2006	(200.00)	36.749
04/10/2006	(2,900.00)	36.653
04/12/2006	(2,700.00)	36.488
04/13/2006	(1,100.00)	36.452
5/8/2006	9800	36.697
5/8/2006	12169	36.950

Mercury Targeted Securities Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
03/23/2006	(240.00)	36.878
03/24/2006	(671.00)	36.907
03/27/2006	(926.00)	36.779
03/27/2006	(894.00)	36.679
03/27/2006	(1,527.00)	36.679
03/28/2006	(2,918.00)	36.834
03/29/2006	(1,635.00)	36.688
04/03/2006	(12,271.00)	36.899
04/04/2006	(10,226.00)	36.749
04/05/2006	(20,452.00)	36.813
04/06/2006	(2,524.00)	36.749
04/10/2006	(2,000.00)	36.653
04/11/2006	(2,493.00)	36.479
04/19/2006	(15,500.00)	36.449
04/20/2006	(18,325.00)	36.749
04/21/2006	(7,650.00)	36.848
4/24/2006	(5611.00)	36.879
5/9/2006	(7394.00)	36.963

(1)  All purchases/sales were effected through open market or privately negotiated transactions.

(2)  Inclusive of brokerage commissions.